U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-40014
FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 01861F102

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I. REGISTRANT INFORMATION.

Alliance Entertainment Holding Corporation

Full Name of Registrant

Adara Acquisition Corp.

Former Name if Applicable

8201 Peters Road, Suite 1000

Address of Principal Executive Office (Street and Number)

Plantation, Florida 33324

City, State and Zip Code

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K,
☒		Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alliance Entertainment Holding Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 by the prescribed date without unreasonable effort or expense because it requires additional time to complete its procedures relating to its year-end financial reporting processes. The Company believes that the Annual Report on Form 10-K will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Kutch         (954) 255-4405

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes        ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒   Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Alliance Entertainment Holding Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2023	By:	/s/ John Kutch
John Kutch
Chief Financial Officer

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Alliance Entertainment Holding Corporation

WITH RESPECT TO ITS ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED JUNE 30, 2023

The Company estimates that its results of operations for the fiscal year ended June 30, 2023, as reflected in its consolidated statements of operations to be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, will reflect the following changes:

For the fiscal year ended June 30, 2023, the Company expects to report a decrease in revenues to approximately $1.16 billion from approximately $1.42 billion for the fiscal year ended June 30, 2022. For the fiscal year ended June 30, 2023, the Company expects to report a net loss of between $33.0 million and $34.5 million, compared to net income of approximately $28.6 million for the fiscal year ended June 30, 2022.

Also, for the fiscal year ended June 30, 2023, the Company expects to report net loss per share – basic and diluted – of between $(0.67) and $(0.70) compared to net income per share – basic and diluted – of $0.60 for the fiscal year ended June 30, 2022.